Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors and Member of

Citigroup Managed Futures LLC:

We consent to the use of our report dated March 13, 2006, with respect to the financial statements of Citigroup Diversified Futures Fund L.P. as of December 31, 2005 and 2004 and for each of the years in the two-year period ended December 31, 2005 and for the period May 1, 2003 (commencement of trading operations) through December 31, 2003 and our report dated April 12, 2006, with respect to the statement of financial condition of Citigroup Managed Futures LLC as of December 31, 2005, each of which is included in the Post-Effective Amendment No. 2 to the Registration Statement dated April 13, 2006 on Form S-1 (the “Post-Effective Amendment”) of the Citigroup Diversified Futures Fund L.P. We also consent to the reference to our firm under the heading “Experts” in the Post-Effective Amendment.

New York, New York April 13, 2006